SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Magic Software Appoints Two New Members to its Board of Directors

Or Yehuda, Israel; August 09, 2007- Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced the appointment of two new members to its board of directors. The company's board of directors appointed Eitan Naor and Hadas Gazit Kaiser as directors until the next annual shareholders' meeting.

Eitan Naor also serves as Magic Software’s president and CEO.

Hadas Gazit Kaiser is Group Chief Financial Officer of Emblaze Ltd. Ms Gazit Kaiser’s previous roles at Emblaze include vice president of finance for the entire group and chief financial officer of Emblaze Mobile. She is a Certified Licensed Public Accountant and holds an MBA in Finance and a BA in Economics and Accounting.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million custom ers around the globe.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Company Contact:
Amit Birk
VP, General Counsel and Corporate Secretary
Magic Software Enterprises Ltd.
+972-3-538 9322
abirk@magicsoftware.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Eitan Naor

Eitan Naor

         President and CEO

Date: August 9, 2007